Exhibit 99

TRANSPORT ENTERPRISE LEASING, LLC

Financial Statements

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

TRANSPORT ENTERPRISE LEASING, LLC

Table of Contents

Page
Independent Auditors' Report	1

Financial Statements:

Balance Sheets	2

Statements of Income and Changes in Members' Equity	3

Statements of Cash Flows	4

Notes to the Financial Statements	5 - 14

INDEPENDENT AUDITORS' REPORT

The Members
Transport Enterprise Leasing, LLC

We have audited the accompanying financial statements of Transport Enterprise Leasing, LLC (a Georgia corporation), which comprise the balance sheets as of December 31, 2013 and 2012, and the related statements of income and changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting polices used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transport Enterprise Leasing, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

/s/ Lattimore Black Morgan & Cain, PC

Chattanooga, Tennessee
February 28, 2014

TRANSPORT ENTERPRISE LEASING, LLC

Balance Sheets

December 31, 2013 and 2012

Assets
	2013	2012
Current assets:
Cash	$3,380,515	$2,068,002
Accounts receivable, net of allowance for doubtful accounts	1,385,166	564,696
Net investment in direct financing leases, current	1,139,306	-
Inventory	2,480,009	3,422,712
Prepaid expenses	617,611	843,188
Other current assets	157,316	-

Total current assets	9,159,923	6,898,598

Net investment in direct financing leases, excluding current portion	7,305,586	-
Property and equipment, net	32,919,164	21,103,269
Other assets	71,607	45,794

Total assets	$49,456,280	$28,047,661

Liabilities and Members' Equity

Current liabilities:
Trade accounts payable	$151,331	$359,319
Accounts payable to related party	1,850,971	808,920
Current portion of line of credit	249,600	1,500,000
Current portion of long-term debt	10,725,090	7,083,905
Accrued liabilities	479,423	236,143

Total current liabilities	13,456,415	9,988,287

Line of credit	600,000	-
Long-term debt, excluding current maturities	24,934,298	13,310,626
Deferred income taxes	566,119	359,023

Total liabilities	39,556,832	23,657,936

Members' equity	9,899,448	4,389,725

Total liabilities and members' equity	$49,456,280	$28,047,661

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Income and Changes in Members' Equity

Years ended December 31, 2013 and 2012

	2013	2012

Sales and lease revenue	$58,484,010	$53,459,204

Operating costs and expenses:
Cost of sales	41,039,944	41,184,145
Depreciation	6,450,802	4,754,190
Administrative and selling expenses	2,840,949	2,308,654
Gain on disposals of property and equipment	(116,236)	(437,013)
Other operating expenses, net	662,696	572,171

Total operating costs and expenses	50,878,155	48,382,147

Operating income	7,605,855	5,077,057

Interest expense, net	1,502,511	921,351

Income before income taxes	6,103,344	4,155,706

Income taxes	460,568	305,358

Net income	5,642,776	3,850,348

Distributions paid	(133,053)	(645,141)
Members' equity at beginning of year	4,389,725	1,184,518

Members' equity at end of year	$9,899,448	$4,389,725

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Statements of Cash Flows

Years ended December 31, 2013 and 2012

	2013	2012

Cash flows from operating activities:
Net income	$5,642,776	$3,850,348
Adjustments to reconcile net income to cash flows provided by operating activities:
Depreciation	6,450,802	4,754,190
Bad debt expense	23,878	5,454
Gain on disposals of property and equipment	(116,236)	(437,013)
Provision for deferred income taxes	207,096	228,777
Other	10,939	10,837

Changes in operating assets and liabilities:
Accounts receivable	(1,110,178)	(534,456)
Inventory	942,703	(1,919,212)
Prepaid expenses	225,577	(494,475)
Accounts payable	834,063	303,187
Accrued liabilities	243,281	36,672

Net cash provided by operating activities	13,354,701	5,804,309

Cash flows from investing activities:
Proceeds from disposals of property and equipment	5,961,056	4,367,060
Purchases of property and equipment	(24,111,517)	(18,591,224)
Purchases of property held for direct financing lease	(8,824,582)	-
Collections on direct financing leases	379,690	-
Other	88,894	13,601

Net cash used in investing activities	(26,506,459)	(14,210,563)

Cash flows from financing activities:
Proceeds from line of credit	-	5,698,815
Payments of line of credit	(650,400)	(5,198,815)
Proceeds from long-term debt	27,866,179	18,637,271
Payments of long-term debt	(12,601,324)	(9,922,834)
Payment of loan costs	(17,131)	(11,383)
Distributions to members	(133,053)	(645,141)

Net cash provided by financing activities	14,464,271	8,557,913

Increase in cash	1,312,513	151,659

Cash at beginning of year	2,068,002	1,916,343

Cash at end of year	$3,380,515	$2,068,002

See accompanying notes to the financial statements.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(1)	Nature of operations

Transport Enterprise Leasing, LLC (the "Company"), is organized as a limited liability company under the laws of the state of Georgia. The Company is headquartered in Chattanooga, Tennessee and is engaged in selling and leasing previously-owned over the road tractors and tractor-trailers to commercial trucking firms, owner-operators, and others.

On May 31, 2011, Covenant Transportation Group, Inc. ("Covenant") acquired a 49% interest in the equity of the Company.  The remaining 51% equity interest is owned by the original members of the Company.

The acquisition agreement provides the option for Covenant to acquire the remaining 51% ownership interest of the Company between January 1, 2013 and May 31, 2016 at a price based on a multiple of the Company's average earnings before income and taxes, adjusted for certain items as of the acquisition date.  Subsequent to May 31, 2016, the other members, as a group, have the option to acquire Covenant's interest based on similar terms.

(2)	Summary of significant accounting policies

(a)   Accounts receivable and credit policies

Accounts receivable primarily represent monthly payments due from customers under operating and direct financing leases.  The carrying amount of accounts receivable is reduced by a valuation allowance, if necessary, which reflects management's best estimate of the amounts that will not be collected.  The allowance is estimated based on management's knowledge of its customers, historical loss experience, and existing economic conditions.

(b)	Inventory

Inventory consists of tractors and trailers held for sale and is stated at the lower of cost, determined on the specific identification basis, or market.

(c)   Property and equipment

Property and equipment, which consists primarily of equipment subject to operating leases, is stated at cost.  Assets subject to operating leases are depreciated on the straight-line method over the term of the lease to reduce the asset to its estimated residual value.  Estimated residual values are based on assumptions for used equipment prices at lease termination.  Other property and equipment is depreciated over the assets' estimated useful lives using the straight-line method.  Certain assets are held for lease, and are not depreciated until under lease.

Expenditures for maintenance and repairs are expensed when incurred.  Expenditures for renewals or betterments are capitalized.  When property, including off lease equipment, is retired or sold, the cost and the related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(d)	Income taxes

The Company has elected to be taxed as a pass through entity for federal income tax purposes.  As such, federal taxable income and losses pass through to the individual members for inclusion in their personal income tax returns and the Company recognizes only certain state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

For financial reporting purposes, a tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur.  The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination.  For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

As of December 31, 2013, the Company has accrued interest and penalties related to uncertain tax positions.  It is the Company's policy to recognize interest and/or penalties related to income tax matters in income tax expense.

The Company files federal and certain state income tax returns.  The Company is currently open to audit under the statute of limitations for the years ended December 31, 2010 through 2013.

(e)	Revenue recognition

Revenue from equipment sales is recognized upon transfer of title.

Revenue from lease and rental agreements is recognized based on the classification of the arrangement, as either an operating or direct financing lease.  Revenue from rental payments received on operating leases is recognized on a straight line basis over the term of the lease.  Revenues from direct financing leases are recognized using the effective interest method, which provides a constant periodic rate of return on the outstanding investment on the lease.  A direct financing lease receivable is considered impaired, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the lease. Rental revenues were approximately 23% and 16% of total revenues for the years ended December 31, 2013 and 2012, respectively.

The Company arranges extended warranty contracts with independent providers for certain tractors sold or leased.  Such contracts typically have terms ranging from one to two years.  Since the Company is not deemed the obligor on these service contracts, net margin on the arrangement is recognized in revenues at the date of sale, or for the lease transactions, net margin is recognized in revenue ratably over the term of the service contract.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

The Company also provides 60 day warranty contracts for certain tractors leased under which the Company is the service obligor.  Revenues from these service contracts are recognized ratably over the term of the contract.

(f)	Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

(g)	Events occurring after reporting date

The Company has evaluated events and transactions that occurred between December 31, 2013 and February 28, 2014, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

(3)	Credit risk and other concentrations

The Company generally maintains cash on deposit at banks in excess of federally insured amounts.  The Company has not experienced any losses in such accounts and management believes the Company is not exposed to any significant credit risk related to cash.

The Company generally does not extend credit in connection with sales of equipment.  When originating equipment leases, management evaluates credit quality of the lease using several factors, including customer characteristics, credit bureau reports, employment history, and ability to pay.  Subsequent to origination, management reviews the credit quality of open leases based on customer payment activity, as well as updated credit bureau reports and other inputs.  During 2013, sales to the two largest customers accounted for an aggregate of $10,936,238, or 19% of total revenues. During 2012, sales to the two largest customers accounted for an aggregate of $5,785,500, or 11% of total revenues.

The Company purchases equipment from a member, as well as unrelated companies.  During 2013, 23% of equipment purchases were from a member, and purchases from an unrelated supplier represented 23% of total equipment purchases. During 2012, 14% of equipment purchases were from a member, and purchases from an unrelated supplier represented 39% of total equipment purchases.

All direct financing leases are guaranteed by subsidiaries of one entity.  During 2013, revenue from these leases totaled $1,111,610.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(4)	Assets and liabilities measured at fair value

FASB Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	-	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2	-	Inputs to the valuation methodology include:
Quoted prices for similar assets or liabilities in active markets;
Quoted prices for identical or similar assets or liabilities in inactive markets;
Inputs other than quoted prices that are observable for the asset or liability;
Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	-	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuations techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodology used for assets measured at fair value.  There have been no changes in the methodology used at December 31, 2013.

(a)       Financial instruments

The carrying amount of financial instruments, consisting of cash, accounts receivable, accounts payable, and current debt, approximate their fair value due to their relatively short maturities. Interest rates that are currently available to us for issuance of long-term debt with similar terms and remaining maturities are used to estimate the fair value of our long-term debt, which is carried at amortized cost and consists of revenue equipment installment notes.

(b)       Non-financial assets

The Company’s non-financial assets, which include inventory and property and equipment, are not required to be measured at fair value on a recurring basis.  However, if certain triggering events occur, or if an annual impairment test is required and the Company is required to evaluate the non-financial instrument for impairment, a resulting asset impairment would require that the non-financial asset be recorded at the fair value.  The Company did not measure any non-recurring, non-financial assets or recognize any amounts in earnings related to changes in fair value for non-financial assets for the periods ended December 31, 2013 and 2012.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(5)	Accounts receivable

A summary of accounts receivable as of December 31, 2013 and 2012 is as follows:

	2013	2012

Trade receivables	$1,448,042	$567,572
Less allowance for doubtful accounts	62,876	2,876

	$1,385,166	$564,696

(6)	Net investment in direct financing leases

During 2013, the Company began a direct financing lease program.  Investment in direct financing leases as of December 31, 2013 consisted of the following:

Total minimum lease payments to be received	$15,264,129
Less, unearned income	(6,819,237)

Net investment in direct financing leases	8,444,892

Less current portion	(1,139,306)

Net investment in direct financing leases, excluding current portion	$7,305,586

Future minimum rental payments due from direct financing leases at December 31, 2013 were as follows:

Year	Amount

2014	$3,706,175
2015	3,721,035
2016	3,914,030
2017	3,521,043
2018	401,846
$15,264,129

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(7)       Operating lease

The Company leases tractors and trailers to customers under operating lease agreements with terms generally ranging from 12 to 48 months.

Amounts contractually due for rentals on operating leases as of December 31, 2013 are as follows:

Year	Amount
2014	$10,914,962
2015	8,042,205
2016	3,441,829
2017	792,469
2018	208,285
$23,399,750

(8)       Property and equipment, net

A summary of property and equipment, net as of December 31, 2013 and 2012 is as follows:

	2013	2012

Assets subject to operating leases:
Tractors	$26,717,322	$21,548,594
Trailers	11,031,100	4,844,474

	37,748,422	26,393,068
Accumulated depreciation	(8,638,250)	(5,301,506)

	29,110,172	21,091,562

Other equipment	80,743	16,791
Accumulated depreciation	(4,568)	(5,084)

	76,175	11,707

Assets held for lease	3,732,817	-

	$32,919,164	$21,103,269

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(9)       Accrued liabilities

A summary of accrued liabilities as of December 31, 2013 and 2012 is as follows:

	2013	2012

Accrued income taxes	$165,331	$-
Security deposits	131,443	104,120
Unrecognized tax benefits	100,128	100,128
Maintenance escrow	44,269	-
Accrued interest	30,372	21,699
Other	4,707	-
Accrued payroll taxes	3,173	10,196
	$479,423	$236,143

(10)     Debt

A summary of debt as of December 31, 2013 and 2012 is as follows:

	2013	2012

Regions Equipment Finance Corporation Installment notes issued under $23 million facility, ranging in terms from 24 months to 48 months; interest ranging from 4.33% to 6.56%, collateralized by tractors and trailers.	$19,047,467	$8,669,999

CapitalMark Bank & Trust Installment notes, ranging in terms from 24 months to 48 months; interest ranging from 4.75% to 5.5%; collateralized by tractors and trailers.	5,945,203	3,865,754

Mercedes Benz Financial Services, USA LLC Installment notes issued under $20 million facility, ranging in terms from 12 months to 60 months; interest ranging from 4.05% to 4.95%; collateralized by tractors and trailers and personal guarantee of certain members.	4,847,226	3,275,451

Cornerstone Community Bank Installment notes issued under $4 million facility, ranging in terms from 24 months to 36 months; interest ranging from 4.75% to 4.95%; collateralized by tractors and trailers and personal guarantee of a member.	3,914,975	3,402,328

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

Cohutta Banking Company Installment notes issued under $2 million facility, ranging in terms from 24 months to 36 months; interest of 4.75%; collateralized by tractors and trailers and personal guarantee of certain members.	1,904,517	-

First Volunteer Bank Installment notes, ranging in terms from 12 months to 24 months; interest ranging from 5.5% to 7.0%; collateralized by tractors and trailers.	-	1,180,999

Total long-term debt	35,659,388	20,394,531

Less current installments	(10,725,090)	(7,083,905)

Long-term debt, excluding current installments	$24,934,298	$13,310,626

At December 31, 2013, the Company maintained the following bank lines of credit:

$1,000,000 facility with Capital Bank & Trust.  Interest is payable monthly at a variable rate equal to the greater of one month Wall Street Journal Prime plus 1.00%, which was 4.25% at December 31, 2013, or 4.50%. Advances under the line of credit are collateralized by equipment and guaranteed by a member. This line matures on November 9, 2016.  Advances outstanding at December 31, 2013 and 2012 were $600,000 and $1,000,000, respectively.

$500,000 facility with CapitalMark Bank & Trust ("CapitalMark").  Principal and interest are payable on demand.  Otherwise, interest is payable monthly at a fixed rate of 4.50%, and principal is due on June 20, 2014. Advances under the line of credit are guaranteed by certain members, and CapitalMark reserves a right of setoff of the Company's depository accounts with CapitalMark ($237,974 as of December 31, 2013).  Advances outstanding at December 31, 2013 and 2012 were $249,600 and $500,000, respectively.

A summary of future maturities of long-term debt as of December 31, 2013 is as follows:

Year	Amount
2014	$10,725,090
2015	9,845,706
2016	10,793,374
2017	4,295,218
$35,659,388

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

(11)     Income taxes

The provision for state income taxes during 2013 and 2012 is as follows:

	2013	2012

Current tax expense	$253,472	$76,581
Deferred tax expense	207,096	228,777

Total provision for income taxes	$460,568	$305,358

Deferred income taxes are provided for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The deferred income tax liabilities of $566,119 and $359,023 for December 31, 2013 and 2012, respectively, result primarily from the use of accelerated methods of depreciation of property and equipment for income tax purposes.

The December 31, 2013 and 2012, accrued liabilities balance includes unrecognized tax benefits of $100,128, including potential penalties and interest totaling $15,484.  Activity related to the Company's unrecognized tax benefits during 2013 and 2012 was not significant.  The Company does not consider the total amount of unrecognized tax benefits that is reasonably possible to increase or decrease over the next 12 months to be significant.

If recognized, the entire balance of unrecognized tax benefits would impact the Company's effective tax rate, as would any prospective adjustment to the reserve for income taxes.

(12)     Contingent liabilities

From time-to-time, the Company is a party to routine litigation arising in the ordinary course of business. The Company currently does not have any pending legal proceedings or knowledge of any asserted or unasserted claims where a loss contingency probable and/or estimable and thus has not provided for any loss contingencies in the financial statements. The Company maintains insurance to cover potential property damage for inventory held in Chattanooga, Tennessee.  In addition, the Company’s lease agreements require the lessees to maintain certain property coverage, whereby the Company is named as the beneficiary to any proceeds should a loss event occur.

(13)     Related party transactions

The Company engaged in the following transactions with a member during the years ended December 31, 2013 and 2012, respectively:

•	Purchases of previously-owned equipment amounting to approximately $16,041,134 and $8,635,676, respectively.

•	Payment of fees for miscellaneous equipment items, equipment maintenance, and management services amounting to $2,356,433 and $2,059,114, respectively.

TRANSPORT ENTERPRISE LEASING, LLC

Notes to the Financial Statements

December 31, 2013 and 2012

At December 31, 2013 and 2012, accounts payable for cash disbursements made by a member on behalf of the Company under a cash management arrangement totaled $1,850,971 and $808,920, respectively. Accounts receivable from a member totaled $24,613 and $25,740 at December 31, 2013 and 2012, respectively.

(14)	Supplemental disclosures of cash flow statement information

	2013	2012

Interest paid	$1,485,111	$937,919
Income taxes paid (received), net	$(41,648)	$180,600

During 2013, the Company accepted notes receivable totaling $238,830 as payment for certain trade receivable balances.

Return to Form 10-K